UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number: 0-50832

Vermilion Energy Inc.
(Exact name of registrant as specified in its charter)

3500, 520 - 3rd Avenue S.W., Calgary, Alberta T2P 0R3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⃞       Form 40-F ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞        No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

CALGARY, ALBERTA - Vermilion Energy Inc. (“Vermilion” or the “Company”) (TSX – VET) is pleased to announce that its Board of Directors has approved an initial capital program for 2012 of approximately $375 million.  With the Company’s recently announced signing of a purchase and sale agreement to acquire approximately 2,200 boe/d of high quality production in France (the “France Asset Acquisition”) and the current economic and political instabilities in certain regions around the globe, Vermilion’s management and Board of Directors has elected to enter 2012 with a capital program designed to retain financial flexibility and ensure the continued strength of Vermilion’s balance sheet.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY INC.

		By:	/s/ Curtis W. Hicks
Curtis W. Hicks, Executive VP and Chief Financial Officer
Date:	December 21, 2011